UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 001-11155

NOTIFICATION OF LATE FILING

(Check One):	|X| Form 10-K	|_| Form 20-F	|_| Form 11-K	|_| Form 10-Q
	|_| Form 10-D	|_| Form N-SAR	|_| Form N-CSR

For Period Ended: December 31, 2007

|_| Transition Report on Form 10-K	|_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F	|_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

For the Transition Period Ended: ______________

               Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

               If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: WESTMORELAND COAL COMPANY
Former name if applicable: [Not applicable.]
Address of principal executive office (Street and number): 2nd Floor, 2 North Cascade Avenue
City, state and zip code: Colorado Springs, CO 80903

PART II
RULE 12b-25 (b) AND (c)

               If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

               State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

            On March 17, 2008 Westmoreland Coal Company (the "Company") filed Amendment No. 2 to its 2006 Form 10-K, Amendment No. 1 to its Forms 10-Q for the quarters ended March 31, 2007 and June 30, 2007 and filed Form 10-Q for the quarter ended September 30, 2007. The Company will delay filing its 2007 Form 10-K to give additional time to complete all work necessary to provide a final Form 10-K for review by its independent registered public accounting firm, its Audit Committee and its Board of Directors. The Company expects to file the 2007 Form 10-K before the end of March.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

David J. Blair 719-442-2600

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X|   Yes     |_|   No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X|   Yes     |_|   No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            The Company anticipates that its results of operations for the year ended December 31, 2007, will differ significantly from its results of operations for the year ended December 31, 2006, because, among other things, in June 2006 the Company acquired the 50% interest in the ROVA project that it did not previously own, the Company's accounting for its interest in and the operations of ROVA changed significantly following the acquisition, as described in Note 3 to the consolidated financial statements included in Amendment No. 2 to the Company's Form 10-K for the year ended December 31, 2006, and the Company owned 100% of ROVA for all of 2007 and only half of 2006. The Company expects that its results of operations for 2007 will also differ significantly from its results of operations for 2006 for operational reasons and because of special items. Because the Company has just completed the restatement of the financial statements included in its Form 10-K for the year ended December 31, 2006 and its Form 10-Qs for the first two quarters of 2007 and because the Company has just filed its Form 10-Q for the third quarter of 2007, and because the results for 2007 have not yet been finalized, the Company is not able to release its final 2007 financial statements at this time.

            This Notification of Late Filing on Form 12b-25 contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. All statements herein that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. We generally identify these statements by words or phrases such as "anticipate," "estimate," "plan," "expect," "believe," "intend," "will," "may," and similar words or phrases. These statements discuss, among other things, the timing of the completion and filing of the December 31, 2007 Form 10-K and the Company's expected results of operations for the year ended December 31, 2007. These statements are subject to risks, uncertainties and other factors, including, among others, risks, uncertainties and factors set forth in our reports and documents filed with the Securities and Exchange Commission (which reports and documents should be read in conjunction with this Notification of Late Filing on Form 12b-25). We believe that all forward-looking statements are based upon reasonable assumptions when made; however, we caution that it is impossible to predict actual results or outcomes or the effects of risks, uncertainties or other factors on anticipated results or outcomes and that, accordingly, you should not place undue reliance on these statements. Forward-looking statements speak only as of the date when made, and we undertake no obligation to update these statements in light of subsequent events or developments. Actual results and outcomes may differ materially from anticipated results or outcomes discussed in forward-looking statements.

WESTMORELAND COAL COMPANY
(Name of Registrant as Specified in Charter)

               Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 18, 2008	By:	/s/ David J. Blair
Name: DAVID J. BLAIR
Title: CHIEF FINANCIAL OFFICER